Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

July 26, 2019

Via Edgar Mr. Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”) Registration Nos. 002-28174 and 811-01597

Dear Mr. Sutcliffe:

On behalf of the Registrant, this letter is in response to the comments you relayed during our July 16, 2019 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s review of the Registrant’s registration statement on Form N-1A filed on June 3, 2019 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, followed by select pages of the Registration Statement showing changes made to the disclosure in response to the staff’s comments.

Prospectus

1.	Comment: Please correct the section references to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on the facing sheet of the Registration Statement. For instance, the Registrant indicated that the Registration Statement will become effective on August 1, 2019 pursuant to “paragraph (a)(i)” rather than “paragraph (a)(1)”.

Response: The Registrant will revise the facing sheet in response to the staff’s comment in its next Post-Effective Amendment to its registration statement on Form N-1A to be filed pursuant to Rule 485(b) under the 1933 Act (the “Post-Effective Amendment”).

2.	Comment: For the staff’s information, please confirm supplementally that all bracketed or open information will be completed prior to filing the Post-Effective Amendment.

Response: The Registrant confirms that all bracketed or open information will be completed prior to filing the Post-Effective Amendment.

3.	Comment: The staff notes that on the Registrant’s website, stewardfunds.com, the name of each Fund begins with “Crossmark” (e.g., Crossmark Steward Global Equity Income Fund), whereas the name of each Fund omits “Crossmark” in the Registration Statement (e.g., “Steward Global Equity Income Fund). Please consider harmonizing the Fund names used on the Registrant’s website with the Fund names used in SEC filings.

Response: The Registrant will take the staff’s comment under advisement and consider harmonizing the names used for the Funds.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Ryan Sutcliffe

July 26, 2019

4.	Comment: Please disclose as a separate sub-caption in the Annual Fund Operating Expenses table for each Fund any Acquired Fund Fees and Expenses incurred by the Fund to the extent required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: For the staff’s information, the Registrant confirms that, to the extent a Fund incurs Acquired Fund Fees and Expenses, such fees and expenses do not exceed one basis point of the average net assets of the Fund and therefore may be included under the sub-caption “Other expenses” pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

5.	Comment: Under the “Principal Investment Strategies” section for Steward Large Cap Enhanced Index Fund, Steward Small-Mid Cap Enhanced Index Fund, Steward International Enhanced Index Fund and Steward Covered Call Income Fund, please identify the Fund’s benchmark index(es).

Response: For the staff’s information, the Registrant has not secured licenses from the relevant index providers to display the benchmark indexes for the Funds noted above in the “Principal Investment Strategies” section. The Registrant notes that, for each of the Funds noted above other than Steward Covered Call Income Fund, the relevant disclosure indicates that the benchmark index referred to in the “Principal Investment Strategies” section is the same as the benchmark index identified in the Average Annual Total Returns table for the Fund. The Registrant believes that this disclosure is sufficient to inform shareholders of the relevant Funds’ benchmark indexes. Consistent with this approach, the Registrant has revised the “Principal Investment Strategies” section for Steward Covered Call Income Fund to indicate that the Fund’s benchmark index is the same as the first index identified in the Average Annual Total Returns table for the Fund.

6.	Comment: For the staff’s information, please clarify supplementally whether the limits on non-U.S. securities and emerging market securities to 5% of total assets and 2% of total assets, respectively, for Steward Large Cap Enhanced Index Fund, Steward Small-Mid Cap Enhanced Index Fund and Steward Select Bond Fund, as described in the “Principal Investment Strategies” section for each Fund, require the Fund to reduce its holdings in the applicable securities if the applicable limit is breached due to market movements, as opposed to new purchases.

Response: None of the Funds noted above would be required to reduce its holdings in the applicable securities if the applicable limit is breached due to market movements. However, no additional purchases of such securities would be made until they were once again below the applicable limits.

7.	Comment: Please disclose that each Fund employs values-based screening criteria more prominently within the “Principal Investment Strategies” section.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 26, 2019

8.	Comment: Please define the term “life ethics”, as used under “Values-based Investing” in the “Principal Investment Strategies” section for each Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

9.	Comment: With respect to each Fund’s policy of avoiding investments in companies that are materially involved with tobacco, as stated under “Values-based Investing”, please clarify whether the Fund’s policy with respect to tobacco also applies to cannabis.

Response: For the staff’s information, the referenced policy only applies with respect to tobacco. The Funds have not adopted an investment policy with respect to cannabis companies.

10.	Comment: Under the “Performance” section for each Fund, please revise the description of the Calendar Year Total Returns bar chart to eliminate duplicative disclosure.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

11.	Comment: Please amend the disclosure in the “Performance” section for each Fund to include the statement required by Instruction 1(a) to Item 4(b)(2) of Form N-1A.

Response: The Registrant believes the current disclosure complies with the requirements of Item 4(b)(2) of Form N-1A and that the referenced statement is not required. Instruction 1(a) to Item 4(b)(2) of Form N-1A states in relevant part: “If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” The Calendar Year Total Returns bar chart for each Fund shows performance information for either Class A shares or Institutional Class shares, neither of which are sold subject to a sales load or account fees.

12.	Comment: For Steward International Enhanced Index Fund and Steward Global Equity Income Fund, please include under “Principal Risks of Investing in the Fund” a disclosure of risks associated with global markets and geopolitical tensions, including, for example, Brexit and the ongoing trade dispute between the United States and China.

Response: In response to the staff’s comment, the Registrant has added a disclosure addressing such risks under “Market Disruption and Geopolitical Risk” in the “Principal Risks of Investing in the Fund” section for all six Funds.

13.	Comment: Under the “Principal Investment Strategies” section for Steward Select Bond Fund, please clarify the Fund’s investment policies with respect to the target maturity and duration of the portfolio, including the current maturity and duration of the Fund’s portfolio.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

14.	Comment: Under the “Principal Investment Strategies” section for Steward Select Bond Fund, please state the target duration of the “index benchmarks” referenced in the disclosure.

Response: The Registrant has revised the disclosure to remove references to “index benchmarks” in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 26, 2019

15.	Comment: Under the “Principal Investment Strategies” section for Steward Select Bond Fund, please rewrite the following disclosure in plain English:

“The core of the Fund’s portfolio holdings will therefore be dominated, in most instances, at the heart of the yield curve. Allocations to very short maturities or very long maturities go hand-in-hand with targeted duration decisions.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

16.	Comment: In the following disclosure under the “Principal Investment Strategies” section for Steward Select Bond Fund, the staff notes that the portfolio manager “may” favor longer-term issues or shorter-term issues depending on her expectations regarding future nominal interest rates. Please change “may” to “will” or otherwise describe circumstances in which the portfolio manager would not favor longer-term issues despite believing the trend for nominal interest rates will be lower and would not favor shorter-term issues despite believing the trend for nominal interest rates will be higher.

“When the portfolio manager believes the trend for nominal interest rates will be higher, shorter-term issues may be favored over longer-term issues. When the portfolio manager believes the trend for nominal interest rates will be lower, longer-term issues may be favored over shorter-term issues.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

17.	Comment: Under the “Principal Risks of Investing in the Fund” section for Steward Select Bond Fund, it states: “The Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency.” Please explain why this statement is not included under the “Principal Risks of Investing in the Fund” section for each of the other Funds.

Response: The Registrant has deleted the referenced statement in response to the staff’s comment as the Registrant believes this statement is not required for any of the Funds under Form N-1A.

18.	Comment: In the “Variable and Floating Rate Securities” risk disclosure under the “Principal Risks of Investing in the Fund” section for Steward Select Bond Fund, if applicable, please address how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) the impact on the liquidity of Fund investments with a variable or floating rate based on LIBOR that do not include a fall-back provision addressing the discontinuation of LIBOR, and (2) the impact of the transition to a successor to LIBOR of Fund investments with a variable or floating rate based on LIBOR.

Response: For the staff’s information, the Fund does not hold any variable or floating rate securities based on LIBOR.

Mr. Ryan Sutcliffe

July 26, 2019

19.	Comment: The staff notes that, as disclosed under the “Principal Investment Strategies” section for Steward Covered Call Income Fund, the Fund will, under normal market circumstances, “invest at least 80% of its assets in the securities of companies included in the Fund’s benchmark.” Do the Fund’s written call options count for purposes of this 80% policy?

Response: For the staff’s information, the Fund invests at least 80% of its non-options assets in securities of companies included in the benchmark.

20.	Comment: The staff notes that under “Investment Objectives, Strategies and Risks” in the “Additional Fund Details” section, it states that, with the exception of Steward Small-Mid Cap Enhanced Index Fund, each Fund’s investment objective is “non-fundamental and may be changed without shareholder approval.” With respect to such Funds, please disclose that a Fund will provide shareholders with at least 60 days’ notice prior to making any changes to its investment objective.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

21.	Comment: The staff notes that under “Investment Objectives, Strategies and Risks” in the “Additional Fund Details” section, it states: “The information on the prior pages also describes the principal risks of investing in each Fund.” Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in a fund based on the information disclosed in response to Item 9(c). Item 9(c) is not satisfied by cross-referencing the Funds’ summary risk disclosures under Item 4(b)(1)(i). Accordingly, for each Fund, please disclose the principal risks of investing in the Fund as required by Item 9(c) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

22.	Comment: Under “Investment Adviser” in the “Management” section, please disclose how long Crossmark Global Investments, Inc. has been in business.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

23.	Comment: Under “Portfolio Managers” in the “Management” section, the staff notes that Steward Global Equity Income Fund and Steward Covered Call Income Fund are managed by multiple portfolio managers. With respect to the portfolio managers of these Funds, please include disclosure addressing Item 10(a)(2) of Form N-1A, quoted in relevant part below:

“If a Portfolio Manager is a member of a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund that is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, provide a brief description of the person’s role on the committee, team, or other group (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

24.	Comment: Under the “Administrator, Fund Administration and Accounting Services Provider, Compliance Services Provider, and Class/Action Fair Fund Services Provider” section, the staff notes that, effective May 1, 2019, Northern Trust serves as “fund administration and accounting services provider” and that, effective August 1, 2019, Crossmark serves as administrator. Please distinguish the roles of Crossmark as administrator from Northern Trust and fund administration and accounting services provider.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 26, 2019

25.	Comment: The staff notes that the “Minimum Investment” section is included twice, on pages 39 and 45. Please remove the duplicative disclosure.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

26.	Comment: Under “Through the Distributor” in the “Buying Fund Shares” section, please rewrite the following sentence in plain English: “Unless NSCC traded, funding is due on a T+1 basis.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

27.	Comment: Under “Frequent Transactions” in the “Buying Fund Shares” section, it states that short-term trading is permitted by the Funds. Given the Funds’ efforts to expand the shareholder base to include a broader group of both retail and institutional investors, including through intermediary platforms, and the potential for arbitrage opportunities in the Funds with foreign exposures, please consider monitoring short-term trading and disclosing risks associated with frequent transactions in the Fund.

Response: The Registrant will continue to assess in light of the Funds’ efforts to expand the shareholder base. To the extent the Registrant believes short-term trading has become a risk for any Fund, the Registrant will include appropriate risk disclosures.

28.	Comment: Under the “Financial Highlights” section, please disclose that the figures in the columns “Net Asset Value, Beginning of Period” through “Net Asset Value, End of Period” reflect financial results for a single Fund share, as required by Item 13(a) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

29.	Comment: Under the “Financial Highlights” section, please explain why the sub-headings under the “Distributions” column, “Net Realized Gains from Investments” and “In Excess of Net Investment Income”, vary from the headings prescribed in Item 13(a) of Form N-1A (i.e., “capital gains” and “returns of capital”, respectively).

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Statement of Additional Information

30.	Comment: Under “Temporary Defensive and Other Short-Term Positions” in the “Investment Strategies” section, please clarify the following statement and explain why it does not apply to Steward Select Bond Fund:

“Steward Small-Mid Cap Enhanced Index Fund, Steward Large Cap Enhanced Index Fund, Steward Global Equity Income Fund, Steward International Enhanced Index Fund, and Steward Covered Call Income Fund may also invest in such securities if their assets are insufficient for effective investment in equity securities.”

Response: After consulting with the Funds’ portfolio management teams, the Registrant has removed this disclosure.

Mr. Ryan Sutcliffe

July 26, 2019

31.	Comment: Please include under “Foreign Securities” in the “Investment Strategies” section a disclosure of risks associated with global markets and geopolitical tensions, including, for example, Brexit and the ongoing trade dispute between the United States and China.

Response: The Registrant has revised the disclosure in response to the staff’s comment to create a separate “Geopolitical Events” section.

32.	Comment: Under “Qualifications of directors” in the “Directors and Executive Officers” section, please include disclosure for each Director addressing the requirements of Item 17(b)(10) of Form N-1A, quoted in relevant part below:

“For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

33.	Comment: Please disclose the term of office of each Director and officer of the Funds in the tables provided on pages 17 through 19, as required by Item 17(a)(1) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

34.	Comment: Under “Control Persons and Principal Holders of Securities”, please revise the disclosure to address the requirements of Item 18(a) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

35.	Comment: Under “Distributor”, please include the table regarding compensation paid to the Funds’ principal underwriter required by Item 25(b) of Form N-1A.

Response: For the staff’s information, the only compensation payments by the Funds to Crossmark Distributors, the Funds’ principal underwriter, are the Rule 12b-1 fees disclosed on page 35 and the contingent deferred sales charges on Class C shares disclosed on page 43. In addition, Crossmark Distributors, Inc. is reimbursed by the Funds under the Sub-Accounting Services Plan for payments it makes to intermediaries that service certain group accounts in which Fund shareholders participate. In response to the staff’s comment, the Registrant has moved the disclosure of contingent deferred sales charges paid to Crossmark Distributors on Class C shares to the “Distributor” section.

Mr. Ryan Sutcliffe

July 26, 2019

36.	Comment: Under “Distributor”, please revise the disclosure to address the requirements of Item 19(b) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

37.	Comment: The staff notes that, as disclosed on page 35, Crossmark Distributors is reimbursed by the Funds under the Sub-Accounting Services Plan for payments it makes to “third-party providers” that service certain group accounts in which Fund shareholders participate. If applicable, disclose the substantive provisions of the contracts with such “third-party providers” as required by Item 19(d) of Form N-1A.

Response: For the staff’s information, the referenced disclosure describes arrangements for non-distribution, shareholder services between Crossmark Distributors and third-party financial intermediaries that offer the Funds’ shares. The Registrant does not believe these arrangements constitute “management-related service contracts” under which services are provided to the Funds for purposes of Item 19(d) of Form N-1A.

38.	Comment: With respect to the Rule 12b-1 fees paid by the Funds under the Service and Distribution Plan, disclose the amount and the manner in which amounts paid by the Fund under the Plan during the last fiscal year were spent on the categories of expenditure set forth in Item 19(g)(1) of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

*        *        *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:	Vincent DiStefano (Securities and Exchange Commission)
James A. Coppedge (Steward Funds, Inc.)
Patricia Mims (Steward Funds, Inc.)
James A. Arpaia (Vedder Price P.C.)
Jake W. Wiesen (Vedder Price P.C.)